
June 1, 2015

Jason Gorevic
Chief Executive Officer
Teladoc, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

> **Re: Teladoc, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 18, 2015**
> **CIK No. 0001477449**

Dear Mr. Gorevic:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Art

1. We refer to you graphic following your prospectus cover page. Please remove the reference to an estimated annual market of $17 billion in your graphic and throughout your prospectus. We note that you are currently a development stage company and this estimate is dependent on many variables in an uncertain and developing market.

Leading Solution and First Mover Advantage, page 7

2. We note your response to our prior comment 2. Please expand your disclosure, where appropriate, to disclose the following information:
    - the sources of funding and membership of the NCQA;
    - the development of the telemedicine standards certified by the NCQA (i.e. who, when and how were these standards developed); and

- the specific standards related to the delivery of telemedicine healthcare services that NCQA verified when it provided its certification.

Commissioned Independent Studies, page 99

3. We note your response in the last paragraph of this section. Please expand your disclosure to discuss whether either of your third party studies considered the impacts of the recent changes in the U.S. healthcare system, including the PPACA and if so, whether any of the changes had any effects on the results of studies.

4. We refer to our prior comment 5. Please revise your disclosure to discuss whether the comparison groups for each medical condition provided a large enough population to provide reliable comparisons.

Episode-Based Analysis Methodology, page 99

5. Please expand your disclosure in the first paragraph to discuss whether the episode based analysis included matched pairs spanning different geographic locations. If so, discuss how that may have affected the comparability of the pairs due to varying costs and coverage schemes in different locations.

6. We refer to our prior comment 5. Please revise your prospectus to disclose:
   - What proportion of total benefits paid comprised the episodes chosen.
   - Whether each study attempted to provide a representative sampling of covered episodes and if so, how that was accomplished. In that regard, certain conditions may lend themselves to greater differences in costs of treatment via Teladoc vs. traditional treatment methods.

Per-Member-Per-Month Analysis Methodology

7. We note your disclosure regarding the "per-Member-per-month" analysis. We refer to our prior comment 5. Please revise your disclosure to include a discussion of the following points of your study:
   - In order to minimize variability did the study compare before and after Teladoc spending by the same Members utilizing the same benefits scheme? In that regard, were the 131,576 employees after the Teladoc implementation the same 131,576 employees using the same benefit scheme during the prior 16 months?
   - Is the claim information from the 16 months immediately prior to Teladoc's implementation representative of the claim period of May 2012 to December 2013? Additionally, does the different length of claim periods have any impacts on the results of the study?

Study Results—Nation's Largest Home-Improvement Retailer, page 100

8. We note your disclosure of a period of 18 months in your first paragraph. We also note your disclosure in the preceding section "per-Member-per month" that the analysis period was May 2012 through December 2013 which constitutes twenty months. Please revise your prospectus to reconcile any inconsistencies in the analysis period.

9. We refer to your third and fifth bullet points. Please explain how the Client achieved an ROI of $9.10 for every $1.00 spent per Member during 2014 if the Member-per-month analysis utilized data from the relative cost period of May 2012 through December 2013. In that regard, please explain how you determined the cost savings of $5.4 million in 2014. Please modify comparable disclosure throughout your prospectus.

Study Results—Rent-A-Center, page 101

10. We note the study relating to Rent-A-Center utilized the Episode-Based Analysis Methodology. We refer to your disclosure that the study was conducted on all Rent-A-Center beneficiaries. We also note your disclosure on the top of page 100 that two groups of 2,624 and 1,845 beneficiaries were analyzed in the study. Please revise your disclosure to disclose the actual number of beneficiaries analyzed in the study and how the specific beneficiaries were selected.

You may contact Vanessa Robertson at 202-551-3649 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Marc D. Jaffe
        Latham & Watkins LLP